# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: YEXT, INC., CIK 0001614178
CUSIP: 98585N106
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 61 Ninth Avenue, New York, New York (NY), 10011
Date of event which requires filing of this statement: 03/23/2026
Filed by CIK 0001859481
Persons authorized to receive notices and communications: Elisa LeNoir, Lead Edge Capital, 96 Spring Street, 5th Floor, New York, New York (NY), 10012, (212) 984-2421

## Reporting persons
- Lead Edge Capital V, LP (CIK 0001815822): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 2,518,405; shared voting power 0; sole dispositive power 2,518,405; shared dispositive power 0; aggregate amount beneficially owned 2,518,405 (2.5% of the class)
  Comment: The percent of class was calculated based on 98,997,302 shares of Common Stock outstanding, which represents 123,345,128 shares of Common Stock as set forth in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2026, minus 24,347,826 shares of Common Stock accepted for purchase by the Issuer as reported in the Issuer's press release on March 20, 2026.
- Lead Edge Capital Partners V, LLC (CIK 0001852007): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,518,405; shared voting power 0; sole dispositive power 2,518,405; shared dispositive power 0; aggregate amount beneficially owned 2,518,405 (2.5% of the class)
  Comment: The percent of class was calculated based on 98,997,302 shares of Common Stock outstanding, which represents 123,345,128 shares of Common Stock as set forth in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2026, minus 24,347,826 shares of Common Stock accepted for purchase by the Issuer as reported in the Issuer's press release on March 20, 2026.
- Lead Edge Capital VI, LP (CIK 0001893775): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 2,432,999; shared voting power 0; sole dispositive power 2,432,999; shared dispositive power 0; aggregate amount beneficially owned 2,432,999 (2.5% of the class)
  Comment: The percent of class was calculated based on 98,997,302 shares of Common Stock outstanding, which represents 123,345,128 shares of Common Stock as set forth in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2026, minus 24,347,826 shares of Common Stock accepted for purchase by the Issuer as reported in the Issuer's press release on March 20, 2026.
- Lead Edge Capital Partners VI, LLC (CIK 0002039013): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,432,999; shared voting power 0; sole dispositive power 2,432,999; shared dispositive power 0; aggregate amount beneficially owned 2,432,999 (2.5% of the class)
  Comment: The percent of class was calculated based on 98,997,302 shares of Common Stock outstanding, which represents 123,345,128 shares of Common Stock as set forth in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2026, minus 24,347,826 shares of Common Stock accepted for purchase by the Issuer as reported in the Issuer's press release on March 20, 2026.
- Lead Edge Public Fund, LP (CIK 0001859481): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 2,891,892; shared voting power 0; sole dispositive power 2,891,892; shared dispositive power 0; aggregate amount beneficially owned 2,891,892 (2.9% of the class)
  Comment: The percent of class was calculated based on 98,997,302 shares of Common Stock outstanding, which represents 123,345,128 shares of Common Stock as set forth in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2026, minus 24,347,826 shares of Common Stock accepted for purchase by the Issuer as reported in the Issuer's press release on March 20, 2026.
- Lead Edge Public Fund GP, LLC (CIK 0002039006): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,891,892; shared voting power 0; sole dispositive power 2,891,892; shared dispositive power 0; aggregate amount beneficially owned 2,891,892 (2.9% of the class)
  Comment: The percent of class was calculated based on 98,997,302 shares of Common Stock outstanding, which represents 123,345,128 shares of Common Stock as set forth in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2026, minus 24,347,826 shares of Common Stock accepted for purchase by the Issuer as reported in the Issuer's press release on March 20, 2026.
- Lead Edge Capital Management, LLC (CIK 0001802797): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,843,296; shared voting power 0; sole dispositive power 7,843,296; shared dispositive power 0; aggregate amount beneficially owned 7,843,296 (7.9% of the class)
  Comment: The percent of class was calculated based on 98,997,302 shares of Common Stock outstanding, which represents 123,345,128 shares of Common Stock as set forth in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2026, minus 24,347,826 shares of Common Stock accepted for purchase by the Issuer as reported in the Issuer's press release on March 20, 2026.
- Mitchell Green (CIK 0001838286): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,843,296; shared voting power 0; sole dispositive power 7,843,296; shared dispositive power 0; aggregate amount beneficially owned 7,843,296 (7.9% of the class)
  Comment: The percent of class was calculated based on 98,997,302 shares of Common Stock outstanding, which represents 123,345,128 shares of Common Stock as set forth in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2026, minus 24,347,826 shares of Common Stock accepted for purchase by the Issuer as reported in the Issuer's press release on March 20, 2026.
- Brian Neider (CIK 0001850014): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 7,843,296; shared voting power 0; sole dispositive power 7,843,296; shared dispositive power 0; aggregate amount beneficially owned 7,843,296 (7.9% of the class)
  Comment: The percent of class was calculated based on 98,997,302 shares of Common Stock outstanding, which represents 123,345,128 shares of Common Stock as set forth in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2026, minus 24,347,826 shares of Common Stock accepted for purchase by the Issuer as reported in the Issuer's press release on March 20, 2026.
- Nimay Mehta (CIK 0001850492): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,843,296; shared voting power 0; sole dispositive power 7,843,296; shared dispositive power 0; aggregate amount beneficially owned 7,843,296 (7.9% of the class)
  Comment: The percent of class was calculated based on 98,997,302 shares of Common Stock outstanding, which represents 123,345,128 shares of Common Stock as set forth in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2026, minus 24,347,826 shares of Common Stock accepted for purchase by the Issuer as reported in the Issuer's press release on March 20, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: YEXT, INC.
Address of issuer's principal executive offices: 61 Ninth Avenue, New York, New York (NY), 10011
Comment: This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on October 4, 2022, as amended from time to time (the "Schedule 13D") with respect to the shares of common stock, $0.001 par value per share ("Common Stock"), of Yext, Inc. (the "Issuer" or the "Company"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows 7 through 13 of the cover pages to this Amendment is incorporated by reference. The ownership percentages reported are based on 98,997,302 shares of Common Stock outstanding, which represents 123,345,128 shares of Common Stock as set forth in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2026, minus 24,347,826 shares of Common Stock accepted for purchase by the Issuer as reported in the Issuer's press release on March 20, 2026.

Fund V directly holds 2,518,405 shares of Common Stock, which represents approximately 2.5% of the outstanding shares of Common Stock.

Fund VI directly holds 2,432,999 shares of Common Stock, which represents approximately 2.5% of the outstanding shares of Common Stock.

Public Fund directly holds 2,891,892 shares of Common Stock, which represents approximately 2.9% of the outstanding shares of Common Stock.

Fund V GP is the general partner of Fund V and in that capacity may be deemed to have voting and dispositive power over the shares held by Fund V. Fund VI GP is the general partner of Fund VI and in that capacity may be deemed to have voting and dispositive power over the shares held by Fund VI. Public Fund GP is the general partner of Public Fund and in that capacity may be deemed to have voting and dispositive power over the shares held by Public Fund. The Lead Edge Funds are managed by Lead Edge Capital, and each of Mitchell Green, Nimay Mehta and Brian Neider serve as a managing member of Lead Edge Capital. By virtue of these relationships, each of Lead Edge Capital and Messrs. Green, Mehta and Neider may be deemed to have voting and dispositive power with respect to the shares of Common Stock owned directly by the Lead Edge Funds.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Pursuant to the Company's "modified Dutch Auction" tender offer for shares of its common stock, which expired at 5:00 p.m., New York City time, on March 18, 2026, Fund V, Fund VI and Public Fund sold 1,589,005, 1,535,117 and 1,824,660 shares of Common Stock, respectively, to the Company at the offer price of $5.75 per share.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Lead Edge Capital V, LP: /s/ Brian Neider, Brian Neider, Principal (03/25/2026)
- Lead Edge Capital Partners V, LLC: /s/ Brian Neider, Brian Neider, Principal (03/25/2026)
- Lead Edge Capital VI, LP: /s/ Brian Neider, Brian Neider, Principal (03/25/2026)
- Lead Edge Capital Partners VI, LLC: /s/ Brian Neider, Brian Neider, Principal (03/25/2026)
- Lead Edge Public Fund, LP: /s/ Brian Neider, Brian Neider, Principal (03/25/2026)
- Lead Edge Public Fund GP, LLC: /s/ Brian Neider, Brian Neider, Principal (03/25/2026)
- Lead Edge Capital Management, LLC: /s/ Brian Neider, Brian Neider, Principal (03/25/2026)
- Mitchell Green: /s/ Mitchell Green, Mitchell Green (03/25/2026)
- Brian Neider: /s/ Brian Neider, Brian Neider (03/25/2026)
- Nimay Mehta: /s/ Nimay Mehta, Nimay Mehta (03/25/2026)